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                             November 30, 2021

       Bruce McClelland
       President and Chief Executive Officer
       Ribbon Communications Inc.
       6500 Chase Oaks Boulevard
       Suite 100
       Plano, Texas 75023

                                                        Re: Ribbon
Communications Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 26,
2021
                                                            File No. 001-38267

       Dear Mr. McClelland:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Consolidated Statements of Operations, page 62

   1.                                                   We note that you offer
Software-as-a-Service (   SaaS   ) subscriptions. Please tell us the
                                                        amount of revenue
recognized from SaaS subscriptions for the periods presented and in which line item they
are reflected in your Statements of Operations. Refer to Rule 5-03(b)
                                                        of Regulation S-X.
   2. We note that cost of revenue excludes the amortization of acquired intangibles and that you present gross
profit which excludes these expenses. Please tell us how your presentation complies
with SAB Topic 11.B. In this regard, if you do not allocate this amortization to cost of
revenue, you should remove the gross profit subtotal from your statements of
operations and re-label the cost of revenue line item to indicate that it excludes amortization.
 Bruce McClelland
FirstName LastNameBruce   McClelland
Ribbon Communications  Inc.
Comapany 30,
November  NameRibbon
              2021     Communications Inc.
November
Page 2    30, 2021 Page 2
FirstName LastName
Note 18. Operating Segment Information, page 100

3. We note that you present segment adjusted gross profit and segment adjusted EBITDA as segment measures of profit or loss used to assess segment performance. If the CODM uses more than one measure of a segment's profit or loss, the reported (single) measure shall be the one that management believes is determined in accordance with the measurement principles most consistent with those used in measuring the corresponding amount in your consolidated financial statements. Refer to ASC 280-10-50-22 and -28.
         Please tell us your consideration of disclosing only one measure of segment profit or loss.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Megan Akst, Senior Staff Accountant at 202-551-3407 or Christine
Dietz, Senior Staff Accountant at 202-551-3408 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology